Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2011 (1)	2012 (1)
Net income	$103	$114
Income taxes	58	52
Capitalized interest	(2)	(3)
	159	163
Fixed charges, as defined:

Interest	140	149
Capitalized interest	2	3
Interest component of rentals charged to operating expense	—	—
Total fixed charges	142	152

Earnings, as defined	$301	$315

Ratio of earnings to fixed charges	2.12	2.07
  ____________

(1)
Excluded from the computation of fixed charges for the six months ended June 30, 2011 and 2012 is interest expense of $4 million and interest income of $5 million, respectively, which is included in income tax expense.